Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$50,768	$61,529	$91,757	$112,147
Interest and other debt expense	16,883	16,762	33,339	33,205
Interest portion of rental expense	166	142	331	285
Earnings before fixed charges	$67,817	$78,433	$125,427	$145,637

Fixed charges:
Interest and other debt expense	$16,883	$16,762	$33,339	$33,205
Interest portion of rental expense	166	142	331	285
Capitalized interest	561	189	1,036	361
Total fixed charges	$17,610	$17,093	$34,706	$33,851

Ratio of earnings to fixed charges	3.85	4.59	3.61	4.30